FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of April 1, 2025

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ✓  Form 40-F

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris Files 2024 Annual Report / Annual Report on Form 20-F, and Convenes the Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2025

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Files 2024 Annual Report / Annual Report on Form 20-F, and Convenes the Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders

Luxembourg, April 1, 2025 – Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) filed today its 2024 Annual Report / Annual Report on Form 20-F, with the Luxembourg Stock Exchange, with the U.S. Securities and Exchange Commission (SEC), and with the other securities regulators of the markets where its securities are listed. The 2024 Annual Report (which includes the consolidated management report containing the financial and non-financial information (or sustainability statement) required by applicable law; the related management certifications on the consolidated financial statements as of and for the year ended 31st December 2024, and on the annual accounts as at 31st December 2024; and the external auditors’ reports on such consolidated financial statements, annual accounts and sustainability statement) may be downloaded from the Luxembourg Stock Exchange’s website at www.bourse.lu/regulated-information-oam, and the Annual Report on Form 20-F may be downloaded from the SEC’s website at www.sec.gov; and are available on Tenaris’s website at ir.tenaris.com.

Holders of Tenaris’s shares and ADSs, and any other interested parties, may request a hard copy of any of these reports, free of charge, through our website at ir.tenaris.com/tools/printed-materials.

In addition, on April 4, 2025, Tenaris will convene its Annual General Meeting of Shareholders to be held on May 6, 2025, at 10:00 (Central European time), and an Extraordinary General Meeting of Shareholders to be held immediately after the adjournment of the Annual General Meeting of Shareholders. The convening notice (which includes the agendas for the meetings and the procedures for attending and/or voting at the meetings) will be published in such newspapers and filed with the regulators, as required by applicable law, and will be available on the Luxembourg Stock Exchange’s website at www.bourse.lu/regulated-information-oam, the SEC’s website at www.sec.gov, and Tenaris’s website at ir.tenaris.com.

The following documents will also be available on Tenaris’s website at ir.tenaris.com upon publication of the convening notice:

•	information on Tenaris’s total number of shares and voting rights as of the date of the convening notice;

•	the Shareholder Meeting Brochure and Proxy Statement (which contains procedures for attending and/or voting at the meetings, and reports on each item of the meeting agendas and draft resolutions proposed to be adopted at the meetings);

•	the 2024 Annual Report;

•	the 2024 Compensation Report;

•	the board of directors report in connection with the proposed waiver of, suppression of, and authorization to suppress or limit, pre-emptive subscription rights by the existing shareholders;

•	the proposed amendments to the articles of association, and

•	the forms required for purposes of attending and/or voting at the meetings.

Copies of these documents will also be available, free of charge, at Tenaris’s registered office in Luxembourg, between 10:00 and 17:00 (Central European time). In addition, shareholders registered in the share register may request electronic copies of such documents, free of charge, to investors@tenaris.com.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.